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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Video City, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92653W 30 4

(Cusip Number)

John J. Fletcher
IEI Investments Inc.
(formerly Ingram Entertainment Inc.)
Two Ingram Boulevard
LaVergne, TN 37089
(615) 287-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

CUSIP No. 92653W 30 4

1.	Name of Reporting Person: David Ingram		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): IN

Page 2 of 15 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: Ingram Entertainment Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only): 67-1788101

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

Page 3 of 15 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: IEI Investments Inc. (formerly Ingram Entertainment Inc.)		I.R.S. Identification Nos. of above persons (entities only): 62-1515092

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

Page 4 of 15 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: Ingram Capital Inc.		I.R.S. Identification Nos. of above persons (entities only): 88-0431506

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,0

		8.	Shared Voting Power: 1,642,435

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

Page 5 of 15 Pages

     This Statement is the first amendment to the Statement on Schedule 13D filed on January 21, 1997 with the Securities and Exchange Commission by IEI Investments Inc. (formerly Ingram Entertainment Inc.) (“IEI”), in connection with IEI’s beneficial ownership of shares of common stock of Video City, Inc. (the “Company”). This first amendment to Schedule 13D is being filed in connection with the issuance of 1,584,617 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company to IEI. IEI is a wholly owned subsidiary of Ingram Entertainment Holdings Inc. (“Holdings”). Ingram Capital, Inc. (“ICI”) is a wholly owned subsidiary of IEI. Holdings, together with IEI and ICI, are referred to herein as the “Ingram Entities.”

Item 1.	Security and Issuer

     The name of the subject company is Video City, Inc., a Delaware corporation, and the address of its principal executive offices is 4800 Easton Avenue, Suite 108, Bakersfield, California 93309. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of the Company.

Item 2.	Identity and Background

     (a)-(c);(f) This Statement is filed by the Ingram Entities and David Ingram, who may be deemed to control the Ingram Entities. The information concerning the name, state of organization, principal business, principal business address and the address of the principal office of each of the Ingram Entities and Mr. Ingram, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Ingram and each of the executive officers and directors of the Ingram Entities is filed as Exhibit 1 hereto.

     (d);(e) During the last five years, none of the Ingram Entities or Mr. Ingram, nor, to the best of their knowledge, any of the directors or executive officers of the Ingram Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

     The Shares were issued to IEI (as creditor) and ICI (as shareholder) pursuant to the Plan of Reorganization of Video City, Inc. and its Affiliated Debtors and Debtors in Possession (collectively, the “Debtors”) under Chapter 11 of the Bankruptcy Code (the “Plan”), approved by the U.S. Bankruptcy Court of the Central District of California, on account of the respective unsecured claims held by IEI against the Company in that proceeding. The aggregate claims of IEI totaled $14.7 million and ICI held 1,360,458 shares of the Company’s common stock. The U.S. Bankruptcy court approved the Plan on July 30, 2001, and the Plan became effective on August 29, 2001. Pursuant to the Plan, on or about March 5, 2002, the Company initiated the distribution of shares of its Common Stock to its creditors, including IEI, in satisfaction, discharge and release of the claims of its creditors and to its shareholders, including ICI, in exchange for their shares in the Company prior to the bankruptcy filing.

Page 6 of 15 Pages

Item 4.	Purpose of Transaction

     As described in response to Item 3 above, the Shares were acquired pursuant to the terms of the Plan on account of unsecured claims held by IEI in the Company’s Chapter 11 proceeding. The Common Stock presently beneficially owned by IEI is being held for investment purposes.

     One or more entities within the Ingram Entities, including one or more of the reporting persons filing this Schedule, may determine to purchase additional shares of the Company’s Common Stock or other securities in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to sell any of the Shares or other securities of the Company held by it, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares or other securities of the Company.

     The reporting persons filing this Schedule 13D have no plans or proposal that relate to or would result in: the acquisition or disposition by any person of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; any sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any material change in the Company’s business or corporate structure; any changes in the Company’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	IEI is the holder of record of 1,584,617 Shares, or 25.1% of the Company’s outstanding Common Stock. ICI is the holder of record of 57,818 shares or .92% of the Company’s outstanding Common Stock. David Ingram may be deemed to control Holdings and Holdings may be deemed to control IEI, which controls ICI. Mr. Ingram, Holdings, and IEI may be considered to have beneficial ownership of the 1,642,435 shares, or 26.1% of the Company’s Common Stock.

(b)	IEI and ICI have voting and investment power with respect to the shares of Common Stock held of record by them. However, David Ingram, Chairman of the Board of Directors of Holdings, who may be deemed to control the Ingram Entities, directs the investments and voting of each the Ingram Entities. Thus, Mr. Ingram and the Ingram Entities share voting power and investment power with respect to the shares of Common Stock owned by IEI and ICI.

(c)	None of the Ingram Entities or Mr. Ingram, nor, to their knowledge, any executive officer or director of the Ingram Entities, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty day period immediately preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Page 7 of 15 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     All contracts, arrangements, understandings and/or relationships described in the Statement on Schedule 13D filed by IEI on January 21, 1997 were terminated and cancelled as part of the Plan confirmed by the U.S. Bankruptcy Court in the Company’s Chapter 11 proceeding.

Item 7.	Material to be filed as Exhibits

(1)	Executive Officers and Directors of the Ingram Entities.

(2)	Joint Filing Agreement required by Rule 13d-1(k)(1).

Page 8 of 15 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2003

INGRAM ENTERTAINMENT HOLDINGS INC.

	By:	/s/ W. Donnie Daniel

	Name:	W. Donnie Daniel

	Title:	Executive Vice President and CFO

IEI INVESTMENTS INC.

	By:	/s/ W. Donnie Daniel

	Name:	W. Donnie Daniel

	Title:	Sr. V.P., Finance and Administration and CFO

INGRAM CAPITAL INC.

	By:	/s/ W. Donnie Daniel

	Name:	W. Donnie Daniel

	Title:	President and Treasurer

/s/ David B. Ingram

David Ingram, Individually

Page 9 of 15 Pages

Exhibit 1

I.	Ingram Entertainment Holdings Inc., a Tennessee corporation

-	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

-	address of principal business: Two Ingram Boulevard, LaVergne, TN 37089

-	description of principal business: holding company

-	Directors’, Executive Officers’ and Controlling Persons’ Names, Addresses, Principal Employment, Address of Principal Employment and Citizenship

	A.	Directors

		1.	Lavern K. Fross

			a.	Address: 9182 Fox Run Drive, Brentwood, TN 37027

			b	Principal Employment: Retired

			c.	Address of Principal Employment: N/A

			d.	Citizenship: USA

		2.	David B. Ingram

			a.	Address: 4417 Tyne Blvd., Nashville, TN 37205

			b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		3.	Claire W. Tucker

			a.	Address: 801 Kathridge Court, Brentwood, TN 37027

			b.	Principal Employment: City President, FirstBank,

			c.	Address of Principal Employment: 200 4th Avenue North, Nashville, TN 37219

			d.	Citizenship: USA

		4.	Fred C. Goad, Jr.

			a.	Address: 822 Forest Acres Drive, Nashville, TN 37220

			b.	Principal Employment: Voyent Partners, LLC

			c.	Address of Principal Employment: 5123 Virginia Way, Paddock III Building, Suite C-22, Brentwood, TN 37027

			d.	Citizenship: USA

		5.	William B. King

			a.	Address: 3946 Woodlawn Drive, Nashville, TN 37205

			b.	Principal Employment: Chairman, Private Business

			c.	Address of Principal Employment: Summit Building, Suite 250, 201 Summit View Drive, Brentwood, TN 37027

			d.	Citizenship: USA

		6.	Wade L. Smith

			a.	Address: 8202 Gordon Petty Court, Brentwood, TN 37027

			b.	Principal Employment: Treasurer, Dollar General

Page 10 of 15 Pages

		c.	Address of Principal Employment: 100 Mission Ridge, Goodlettsville, TN 37072

		d.	Citizenship: USA

	7.	Leigh Walton

		a.	Address: 115 Mayfair Road, Nashville, TN 37205

		b.	Principal Employment: Partner, Bass, Berry & Sims. Attorneys t Law

		c.	Address of Principal Employment: 315 Deaderick Street, Suite 2700, Nashville, TN 37238-2700

		d.	Citizenship: USA

B.	Executive Officers

	1.	David B. Ingram, Chairman of the Board and President

		a.	Address: 4417 Tyne Blvd., Nashville, TN 37205

		b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.

		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

		d.	Citizenship: USA

	2.	W. Donnie Daniel, Executive Vice President and Chief Financial Officer

		a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027

		b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.

		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

		d.	Citizenship: USA

	3.	John J. Fletcher, Senior Vice President, General Counsel, and Secretary

		a.	Address: 4702 Hazelwood Circle, Nashville, TN 37220

		b.	Principal Employment: Senior Vice President, General Counsel, and Secretary, Ingram Entertainment Holdings Inc.

		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

		d.	Citizenship: USA

	4.	Jeffrey D. Skinner, Senior Vice President, Controller, and Treasurer

		a.	Address: 1350 Gaywinds, Mt. Juliet, TN 37122

		b.	Principal Employment: Senior Vice President, Controller and Treasurer, Ingram Entertainment Holdings Inc.

		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

		d.	Citizenship: USA

C.	Controlling Persons: David B. Ingram is the controlling person of Ingram Entertainment Holdings Inc. Mr. Ingram’s address, principal employment, address of principal employment and citizenship are set out above.

Page 11 of 15 Pages

II.	IEI Investments Inc., a Tennessee corporation

-	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

-	address of principal business: Two Ingram Boulevard, LaVergne, TN 37089

-	description of principal business: holding company; investments

-	Directors’, Executive Officers’ and Controlling Persons’ Names, Addresses, Principal Employment, Address of Principal Employment and Citizenship

	A.	Directors

		1.	David B. Ingram

			a.	Address: 4417 Tyne Blvd., Nashville, TN 37205

			b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		2.	W. Donnie Daniel

			a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027

			b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

	B.	Executive Officers

		1.	David B. Ingram, Chairman of the Board and President

			a.	Address: 4417 Tyne Blvd., Nashville, TN 37205

			b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		2.	W. Donnie Daniel, Senior Vice President, Finance and Administration, and Chief Financial Officer

			a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027

			b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		3.	John J. Fletcher, Senior Vice President, General Counsel, and Secretary

			a.	Address: 4702 Hazelwood Circle, Nashville, TN 37220

			b.	Principal Employment: Senior Vice President, General Counsel, and Secretary, Ingram Entertainment Holdings Inc.

Page 12 of 15 Pages

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		4.	Robert A. Geistman, Senior Vice President, Business development

			a.	Address:

			b.	Principal Employment: Senior Vice President, Business Development, IEI Investments Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		5.	Jeffrey D. Skinner, Vice President, Controller, and Treasurer

			a.	Address: 1350 Gaywinds, Mt. Juliet, TN 37122

			b.	Principal Employment: Senior Vice President, Controller and Treasurer, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

	C.	Controlling Persons: IEI Investments Inc. is a wholly-owned subsidiary of Ingram Entertainment Holdings Inc.

III.	Ingram Capital Inc., a Nevada corporation

-	address of principal offices: 039 Isbell Road, Suite 390, Reno, NV 89509

-	address of principal business: 039 Isbell Road, Suite 390, Reno, NV 89509

-	description of principal business: holding company; investments

-	Directors’, Executive Officers’ and Controlling Persons’ Names, Addresses, Principal Employment, Address of Principal Employment and Citizenship

	A.	Directors

		1.	Robert A. Geistman

			a.	Address: 386 Burris Rd., Mt. Juliet, TN 37122

			b.	Principal Employment: Senior Vice President, Business Development, IEI Investments Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

		2.	Daniel A. Norem

			a.	Address: 614 Mer Rouge Dr., Nolensville, TN 37135

			b.	Principal Employment: Vice President, Marketing, Ingram Entertainment Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

Page 13 of 15 Pages

		3.	Janice C. George

			a.	Address: 2308 Icarus Dr., Henderson, NV 89074

			b.	Principal Employment: Assistant Secretary, Ingram Capital Inc.

			c.	Address of Principal Employment: 639 Isbell Road, Suite 390, Reno, NV 89509

			d.	Citizenship: USA

	B.	Executive Officers

		1.	W. Donnie Daniel, President and Treasurer

			a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027

			b	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.

			c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

			d.	Citizenship: USA

	C.	Controlling Persons: Ingram Capital Inc. is a wholly-owned subsidiary of IEI Investments Inc.

IV.	David Ingram

-	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

-	Present Employment: Chairman of the Board and President, Ingram Entertainment Holdings, Inc.

Page 14 of 15 Pages

Exhibit 2

(Joint Filing Agreement)

Page 15 of 15 Pages

JOINT FILING AGREEMENT

     THIS AGREEMENT, dated as of March 14, 2003, is made by and between DAVID B. INGRAM, in his individual capacity, INGRAM ENTERTAINMENT HOLDINGS INC., IEI INVESTMENTS INC. (FORMERLY INGRAM ENTERTAINMENT INC.) AND INGRAM CAPITAL INC. (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

     WHEREAS, each Reporting Person may be deemed to be a beneficial owner within the meaning of the Securities Exchange Act of 1934, as amended (the “Act”) for purposes of Section 13(d) of the Act regarding certain securities of Video City, Inc., a Delaware corporation (the “Company”); and

     WHEREAS, each Reporting Person desires to satisfy any filing obligations that such Reporting Person may have under Section 13(d) of the Act by filing a single joint Schedule 13D/A (including amendments thereto) with respect to the common stock, $.01 par value per share, of the Company (the “Common Stock”).

     NOW, THEREFORE, in consideration of the mutual promises made herein, and in consideration of the mutual benefits to be derived therefrom, the Reporting Persons agree as follows:

     1.     The Reporting Persons shall jointly file a Schedule 13D/A, pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Act relating to the Common Stock. The Reporting Persons further agree to file such additional amendments thereto as may be necessary from time to time unless and until any Reporting Person shall give written notice to the other Reporting Persons that such Reporting Person wishes to make separate Schedule 13D filings relating to shares of the Common Stock.

     2.     Each Reporting Person shall be responsible for the timely filing of such Schedule 13D filings and any amendments thereto necessitated by the actions or intentions of such Reporting Person, and each Reporting Person shall be responsible for the completeness and accuracy of the information pertaining to such Reporting Person and his or its actions and intentions.

     3.     The Reporting Persons designate IEI Investments Inc. as the Reporting Person who shall be authorized to receive all notices and other communications under this Agreement on behalf of each Reporting Person.

     4.     This Agreement may be executed in several counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written hereinabove.

/s/ David B. Ingram
David B. Ingram

Ingram Entertainment Holdings Inc.

By:	/s/ W. Donnie Daniel

Name:	W. Donnie Daniel

Title:	Executive V.P. and CFO

IEI Investments Inc.

By:	/s/ W. Donnie Daniel

Name:	W. Donnie Daniel

Title:	Sr. Vice President, Finance and Administration and CFO

Ingram Capital Inc.

By:	/s/ W. Donnie Daniel

Name:	W. Donnie Daniel

Title:	President and Treasurer

2